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                IN THE CIRCUIT COURT OF JACKSON COUNTY, MISSOURI
                                 AT KANSAS CITY

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                                                    :
EDWARD SHLOMOVICH,                                  :
                                                    :
                              Plaintiff,            :     Case No.
                                                    :
                 - against -                        :     Division No.
                                                    :
ROBERT K. GREEN, RICHARD C.                         :
GREEN, JR., KEITH G. STAMM;                         :
AQUILA, INC.,  : Division No.                       :
and UTILICORP UNITED, INC.,                         :
                                                    :
                                                    :
                              Defendants            :
                                                    :
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                                  FIRST AMENDED
                              CLASS ACTION PETITION
                                      (TI)

     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff has been the owner of shares of the common stock of Aquila, Inc. ("Aquila" or the "Company") since prior to the wrongs herein complained of and continuously to date.

     2. Aquila is a corporation that maintains its principal offices at 1100 Walnut Street, Suite 3300, Kansas City, MO 64106. The Company is a wholesale energy risk merchant that markets and trades commodities including natural gas, electricity, weather, coal, bandwidth capacity, and emission allowances.

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     3. Defendant Utilicorp United, Inc. ("Utilicorp") owns or controls approximately 80% of the Class A shares and 100% of the Class B shares of the Company's common stock, giving it 98% of the combined voting power of the Company.

     4. Defendant Richard K. Green is Chairman of the Board of Directors of the Company and President and Chief Operating Officer of UtiliCorp.

     5. Defendant Keith G. Stamm is Chief Executive Officer and a Director of the Company and Senior Vice President of UtiliCorp.

     6. Defendant Richard C. Green, Jr., is a Director of the Company and Chairman and Chief Executive of UtiliCorp.

     7. UtiliCorp, as controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Aquila the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     8. Plaintiff brings this action as a class action, pursuant to Mo. R. Civ.
P. 52.08, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     9. This action is properly maintainable as a class action.

     10. The class is so numerous that joinder of all members is impracticable. There are approximately 19.975 million shares of Aquila Class A common stock outstanding owned by hundreds, if not thousands, of holders other than UtiliCorp and its affiliates.

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     11. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Aquila in violation of the laws of the State of Missouri in order to enrich UtiliCorp at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     13. Defendants have acted in a manner which affect plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     14. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impeded their ability to protect their interests.

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                           SUBSTANTIVE ALLEGATIONS

     15. On April 23, 2001 the Company sold 17.5 million shares of its Class A common stock in an initial public offering at a price of $24.00 per share (the "IPO").

     16. On November 7, 2001, UtiliCorp announced that it had made a proposal to acquire all of the shares of common stock of the Company not held by UtiliCorp and its affiliates. Under the proposed transaction, the Company's public shareholders will receive 0.6896 shares of UtiliCorp common stock for each share outstanding share of Class A common stock. Based on the November 6, 2001 closing price of $30.00 per share for UtiliCorp stock, each Aquila Class A share is valued at approximately $20.69, significantly below the IPO price.

     17. The consideration of $20.69 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Aquila is materially in excess of $20.69 per share, giving due consideration to the prospects for growth and profitability of Aquila in light of its business, earnings and earnings power, present and future; (b) the $20.69 per share price offers an inadequate premium to the public stockholders of Aquila and is well below the April 23, 2001 IPO price; and (c) the $20.69 per share price is not the result of arm's length negotiations but was fixed arbitrarily by UtiliCorp to "cap" the market price of Aquila stock, as part of a plan for UtiliCorp to obtain complete ownership of Aquila, its assets and businesses at the lowest possible price.

     18. The proposal is an attempt by UtiliCorp to unfairly aggrandize UtiliCorp at the expense of Aquila's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the class their

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right to share proportionately in the future success of Aquila and its valuable assets, while permitting UtiliCorp to benefit wrongfully from the transaction.

     19. Given the UtiliCorp defendants' stock ownership and representation on Aquila's Board and in management, they are able to dominate and control the other directors, all of whom were handpicked by the UtiliCorp defendants and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit UtiliCorp at the expense of Aquila' public shareholders, as exemplified by the proposed transaction.

     20. Because of UtiliCorp's stock ownership and the offices held by UtiliCorp personnel, no third party, as a practical matter, can attempt any competing bid for Aquila, as the success of any such bid would require the consent and cooperation of the UtiliCorp defendants.

     21. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Aquila' public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

     22. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

     (1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel;

     (2) enjoining, preliminarily and permanently, the transaction complained of herein;



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     (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

     (4) directing that defendant account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

     (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                                       Respectfully submitted,

                                       SWANSON MIDGLEY, LLC

                                       By: /s/ Don R. Lolli
                                           ----------------------------------
                                           Don R. Lolli, Esq. MO #24012
                                           Crown Center
                                           2420 Pershing Road, Suite 400
                                           Kansas City, MO  64108
                                           Phone: (816) 842-6100
                                           Fax: (816) 842-0013

                                           Attorney for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
Stanley D. Bernstein, Esq.
Michael S. Egan, Esq.
10 East 40th Street
New York, NY  10016
Phone: (212) 779-1414


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